UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ending September 2003.

Commission File No. 0-28810

PYNG TECHNOLOGIES CORP.
(Translation of registrant's name into English)

Unit #7 - 13511 Crestwood Place, Richmond, BC  Canada V6V 2E9
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X]  Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [X ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(X)  [ ]

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ]  No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

B.C. FORM 51-901F
(previously Form 61)

Annual Report Fiscal 2003

Dated September 30th, 2003

Incorporated as part of:       X       Schedules A, B & C

(place "x" in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:           Pyng Technologies Corp.

ISSUER ADDRESS: Unit #7 - 13511 Crestwood Place, Richmond B.C.,   V6V 2E9

ISSUER TELEPHONE NUMBER: (604) 303-7964        FAX: 303-7987

CONTACT PERSON:    Michael Jacobs

CONTACT'S POSITION: President

CONTACT TELEPHONE NUMBER:  (604) 303-7964

FOR QUARTER ENDED:                    September 30th, 2003

DATE OF REPORT:                              November 30, 2003

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

    Michael  Jacobs                "Michael Jacobs"                       10/30/03

NAME OF DIRECTOR               SIGN (TYPED)                       DATE SIGNED

                                                                                          (YY/MM/DD)

   Kevin O’Neill                    "Kevin O’Neill"                           10/30/03

NAME OF DIRECTOR       SIGN (TYPED)                              DATE SIGNED

                                                                                        (YY/MM/DD)

(Signatures for this Form should be entered in TYPED form)

PYNG TECHNOLOGIES CORP.

Consolidated Financial Statements

September 30th, 2003

NOTICE TO READER

We have compiled the consolidated balance sheet of Pyng Technologies Corp. as at September 30th, 2003 and the consolidated statements of loss and deficit and cash flows for the 12 month period then ended from information provided by management.  We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information.  Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C. February 24, 2004	"Jung & Lee" Chartered Accountants

PYNG TECHNOLOGIES CORP.
Consolidated Balance Sheet
As at September 30th, 2003

September 30th, 2003	Sept. 30, 2002

ASSETS

Current
Cash
Accounts receivable
Inventories
Prepaids

Deferred research and development
Property, plant and equipment - Note 3
Patent - Note 4

LIABILITIES

Current
Bank credit line - Note 7
Accounts payable and accrued liabilities
Others accrued liabilities - Note 13
Due to shareholders - Note 12(a)
Loan payable - Note 6
Current portion of capital lease liability - Note 8

SHAREHOLDERS' EQUITY

Capital Stock - Note 9
Contributed surplus - Note 10
Deficit

238,881 166,322 12,544 417,757 2,515,616 211,992 83,831 $ 3,229,241 $ 238,098 282,520 104,819 10,733 141,095 1,425 778,690 7,383,076 7,433 (4,939,958) $ 3,229,241	- 100,620 170,813 192,639 478,021 3,798,017 270,130 76,146 $ 4,622,314 $ 149,935 255,618 17,820 182,254 1,709 603,336 7,099,076 7,433 (3,547,051) $ 4,622,314

Approved by the Directors:

  "Michael Jacobs"                , Director

  "Kevin O’Neill"                   , Director

Unaudited - See Notice to Reader

See accompanying notes to the financial statements

PYNG TECHNOLOGIES CORP.
Consolidated Statement of Loss and Deficit
For the Three Month Period Ended December 31, 2003 and December 31, 2002

	2003	2002

Sales
Cost of sales

Gross margin
Other income
Interest and miscellaneous income
Gain on settlement of accounts payable

Expenses

Amortization of capital assets
Amortization of deferred research and development
Advertising and promotion
Compensation on stock option granted
Exchange difference
Interest and bank charges
Legal and accounting
Licenses and insurance
Production supplies
Marketing
Meals and entertainment
Office and telephone
Rent and utilities
Repairs and maintenance
Research and development
Shareholder information and listing fees
Transfer agent fee and investor relations
Travel and auto
Wages and benefits

Net income (loss) for the period before non-controlling interest

Non-controlling interest

Net income (loss) for the period

Deficit, beginning of the period

Deficit, end of the period

$      1,154,762
       474,871

679,891

8,616
           105,695
       794,202

20,356
628,270
70,234
183,314
-
15,132
21,871
17,780
7,624
2,249
589
14,795
18,196
3,275
14,333
1,539
11,137
5,406
         57,831
       522,593

(347,503)

                   -

(347,503)

(4,939,958)

(5,287,461)

$      579,148
         274,624

304,524

15,859
         88,350
       408,733

38,899
21,536
87,720
-
4,275
6,521
16,608
6,339
8,978
(23)
1,836
16,085
17,770
2,913
-
2,775
1,500
5,790
         78,794
       205,324

14,844

              380

14,464

(3,547,051)

$(3,532,587)

Earnings (loss) per share	$(0.04)	$ 0.002

Basic and diluted weighted average number of shares outstanding	8,503,680	7,076,096

Unaudited - See Notice to Reader

See accompanying notes to the financial statements

PYNG TECHNOLOGIES CORP.
Consolidated Statement of Cash Flows
For the Three Month Period Ended December 31, 2003 and December 31, 2002

2003	2002

Operating Activities
Net income (loss) for the period
Item not involving the movement of cash
- Amortization of capital assets
- Amortization of deferred research and development
- Compensation on stock options granted

Net change in non-cash working capital balances *

Financing activities
Line of credit
Advances from (to) shareholder
Loan payable
Capital lease liability
Increase (decrease) in non-controlling interest
Capital stock issued

Increase (decrease) in cash during the period

Cash and term deposits (bank credit line),
beginning of the period

Cash and term deposits (bank credit line), end of the
period

$(347,503) 7,966 133,489 183,314 (22,734) 48,916 26,182 (2,231) (3,998) (10,231) (428) - 32,500 15,612 41,794 - $ 41,794	$ 14,464 17,524 9,697 - 41,685 (65,459) (23,774) - 8,737 (10,185) (427) (380) - (1,495) (25,269) (145,935) $(171,204)

*This movement comprises of accounts receivable, other receivables, inventory, prepaid expenses, accounts payable and others accrued liabilities.

Supplemental disclosure of cash flow information Interest paid Income tax paid	$ 5,572 $ -	$ 6,521 $ -

Unaudited - See Notice to Reader
See accompanying notes to the financial statements

PYNG TECHNOLOGIES CORP.
Notes to the Consolidated Financial Statements
December 31, 2003

1.

Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

The financial statements have, in management opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

a)  Principles of Consolidation

The consolidated financial statements include the accounts of the Company, and the following subsidiaries:

                         Pyng Medical Corp. - wholly owned.

                         Canadian Custom Profiles Ltd. - wholly owned

Pyng Medical Corp. is involved in production and sales of the F.A.S.T. 1 emergency medical systems.

Canadian Custom Profiles Ltd. ceased operations in 2001.

The Company follows the equity method of accounting for investments over which it has significant influence.

b)  Marketable Securities

Marketable securities are recorded at lower of cost or fair market value.

c)  Inventories

Inventories are valued at the lower of cost and net realizable value.

d)  Property, Plant and Equipment and Amortization

Property, plant and equipment are recorded at cost and the Company provides for amortization computed under the following methods:

                         Plant and equipment            10% declining balance

                         Medical equipment              20% declining balance

                         Leasehold improvements     30% straight-line

                         Computer equipment           30% declining balance

                         Software                           100% straight-line

e)  Leases

Leases are classified as either capital or operating leases.  Leases that substantially transfer all the benefits and risks of ownership of property to the company are accounted for as capital leases.  At the time a capital lease is entered into, an asset is recorded together with its related long-term obligation in order to reflect the acquisition and financing.  Assets recorded under capital leases are being amortized on the basis as described in Note 1 (d).  Rental payments under operating leases are expensed as incurred.

PYNG TECHNOLOGIES CORP.
Notes to the Consolidated Financial Statements
December 31, 2003 and 2002 - Page 2

1.

Significant Accounting Polices - cont'd

f)  Deferred Research and Development Costs

Pyng Medical Corp. was in the process of researching and developing a medical device on the F.A.S.T. 1 emergency medical system.  All research and development and related administrative costs to commencement of commercial production are capitalized.  The accumulated capitalized costs prior are being amortized over five years based upon revenues earned.  All other expenditures for research, development and improvement of the FAST system are expensed or incurred.

g)  Intangible Assets

Patents are recorded at cost and comprise costs associated with the preparation, filing and obtaining of patents.  Technology license costs are recorded based on the fair value of consideration paid.

Patents are amortized using the straight-line method over 10 years.  The amounts shown for patents do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights.  If management determines that such costs exceed estimated net recoverable value based on future cash flows, the excess of such costs is charged to operations.

h)  Stock Based Compensation

The Company grants stock options to certain employees and consultants.  Effective October 1, 2003, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends a fair value-based methodology for measuring compensation costs.  The Company has adopted the use of the fair value-based method and therefore all awards to employees and non-employees will be recorded at fair value on the date of the grant.

i)  Earnings (loss) Per Share

Basic and diluted earnings (loss) per share are calculated using the treasury stock method to determined the dilutive effect of options and warrants.  For the years presented, the calculation of diluted earnings (loss) per share proved to be anti-dilutive.  Basic loss per share is calculated using the weighted-average number of shares outstanding during the year.

j)  Income Taxes

The Company account for and measures future tax assets and liabilities in accordance with the liability method.

Under the asset and liability method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measure using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment of the change.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

PYNG TECHNOLOGIES CORP.
Notes to the Consolidated Financial Statements
December 31, 2003 and 2002 - Page 3

1.

Significant Accounting Policies - cont’d

k)  Revenue Recognition

Revenue from sales of the company’s products are recorded at the time the product is shipped, provided that collection of the proceeds of sale is reasonably assured.

l)  Recent Accounting Developments

The CICA has issued CICA 3110, "Asset Retirement Obligations". The standard, which is similar to Statements of Financial Accounting Standards (SFAS) No. 143, is effective for years beginning on or after January 1, 2004.  The standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset.  A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset.  The Company does not expect that the implementation of this new standard will have a significant impact on its consolidated financial position or results of operations.

The CICA has issued CICA 3063, "Impairment of Long-Lived Assets." This standard is effective for years beginning on or after April 1, 2003.  This statement established standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets.  The Company does not expect that the implementation of this new standard will have significant impact on its consolidated financial position or results of operations.

The CICA has released amendments to Section 3870, "Stock-based compensation and other Stock-based Payments", which require an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options, effective for periods beginning on or after January 1, 2004, for public companies.  The company has adopted the standard effective October 1, 2003.

2.

Financial Instruments

The company's financial instrument consist of cash, accounts receivable, other receivables, bank credit line, accounts payable and accrued liabilities amounts due to shareholder and loan payable.  Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

PYNG TECHNOLOGIES CORP.
Notes to the Consolidated Financial Statements
December 31, 2003 and 2002 - Page 4

3.

Property, Plant and Equipment

	Dec. 31, 2003	Sept. 30, 2002
Plant and equipment Medical Equipment Leasehold improvements Computer equipment Software Less: Accumulated amortization	$ 96,069 280,301 52,590 31,537 67,442 527,939 321,817 $ 206,122	$ 96,069 280,301 52,590 31,537 67,442 527,939 315,947 $ 211,992

4.

Patent

	Dec. 31, 2003	Sept. 30, 2002
Patent Less: amortization	$ 83,831 2,096 $ 81,735	$ 94,086 10,255 $ 83,831

5.

Acquisition of Additional Interest in Subsidiary Company

By agreement dated on January 10, 2003, the company acquired the remaining 11% common shares of Pyng Medical Corp. previously owned by BPI Industries Inc. by issuance of 450,000 common shares of the company at $0.26 per shares (Note 9).

6.

Loan Payable

Dec. 31, 2003	Sept. 30, 2002

The Company’s subsidiary has a promissory note bearing interest at prime plus 3/4% per annum, repayable on demand.  If payment is not otherwise demanded, monthly principal and interest payments of $4,167 are required.  The note is secured by general security agreement over all the assets and undertakings of the subsidiary.

$ 130,864	$ 41,095

7.

Line of Credit

A subsidiary of the Company has established credit facilities for up to $260,000 under a line of credit with its bank.  The line of credit bears interest at prime plus 3/4% per annum and is secured under the general security agreement described in Note 6.

PYNG TECHNOLOGIES CORP.
Notes to the Consolidated Financial Statements
December 31, 2003 and 2002 - Page 5

8.

Obligations Under Capital Leases

The following is a schedule of future minimum lease property together with the balance of the obligation under capital leases.

2004 Less: imputed interest	$ 1,226 229 $ 997

9.

Capital Stock

December 31, 2003		September 30, 2002
Number of Shares	Amount	Number of Shares	Amount

Authorized:
100,000,000 common shares
without par value

Outstanding:
Balance, beginning of period
- Common shares for cash
- Common shares for
consulting services
- Common escrow shares

Issued and fully paid

Issued during the period
For cash:
- Private placements
- Warrant
For acquisition of 11%
interest in subsidiary
common shares

Balance, end of the period

8,894,083 25,000 3,750,000 12,669,083 - 125,000 - 12,794,083	$7,329,825 45,750 7,501 7,383,076 - 32,500 - $ 7,415,576	7,609,083 25,000 3,750,000 11,384,083 835,000 450,000 12,669,083	$7,045,825 45,750 7,501 7,099,076 167,000 117,000 $7,383,076

Private Placements

By the agreement dated January 10, 2003, the company issued 450,000 common shares at $0.26 per share to BPI Industries Inc. for the acquisition of the remaining 11% ownership of Pyng Medical Corp.

During 2003, the Company issued 835,000 shares, with non-transferable share purchase warrants attached, at $0.20 per unit for total proceeds of $167,000.  The warrants entitle the holders to purchase up to an additional 835,000 shares of the Company at $0.26 per share until January 6, 2005.

During 2002, the Company issued 782,887 shares, with non-transferrable share purchase warrants attached, at $0.45 per unit for net proceeds of $320,928 ($352,299 less legal costs of $22,875 and finders fee of $8,496).  The warrants entitle the holders to purchase up to an additional 782,887 common shares of the Company at $0.55 per share until May 29, 2004.

PYNG TECHNOLOGIES CORP.
Notes to the Consolidated Financial Statements
December 31, 2003 and 2002 - Page 6

9.

Capital Stock - cont’d

Warrants

During 2003 the Company also issued 125,000 shares, for warrants at $0.26 per share for total proceeds of $32,500.

10.

Contributed Surplus

The Company sold treasury shares in 1998 for $8,262  resulting in a surplus of $7,433 and on November 25, 2003.  The Company granted stock options resulting in an increase in surplus of $183,314.

11.

Stock Options and Warrants Outstanding at December 31, 2003:

	Number of shares	Exercise Price	Expiry Date
Employee stock options Directors stock options Investor resolutions consulting	400,000 380,000 100,000	$ 0.37 $ 0.37 $ 0.37	November 25/2005 November 25/2005 November 25/2005

Pyng Technologies Corp. has granted, subject to all necessary approvals, incentive stock options under its Stock Option Plan to purchase up to 880,000 common shares in its capital stock exercisable at a price of $0.37 per share of which 400,000 are reserved for employees of the Company’s subsidiary, Pyng Medical Corp., 380,000 are reserved for directors of the Company and 100,000 are reserved for an Investor Relations Consulting Services Company.  All of the options granted are exercisable for period of 2 years expiring on November 25, 2005.

Warrants

Warrants to purchase up to 782,887 common shares at $0.55 per share on or before May 29, 2004.

Warrants to purchase up to 835,000 common shares at $0.26 per share on or before January 6, 2005.

12.

Related Party Transactions

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

a)  Due to Shareholders

A balance of $6,735 (September 30, 2003 - $10,733) is due to a shareholder for expenditures made on behalf of the Company.

Advances from shareholders do not bear interest and do not have definite terms for repayment.

b)  Payment to Directors

A former director of the Company received $5,085 (2002 - $4,546) in wages during the period.

PYNG TECHNOLOGIES CORP.
Notes to the Consolidated Financial Statements
December 31, 2003 and 2002 - Page 7

13.

Government Grant

The Department of Foreign Affairs and International Trade has agreed to provide financial assistance to Pyng Medical Corp. for a portion of the eligible costs incurred during May 2, 2003 to May 2, 2004 to a maximum of $50,000 under the PEMD Program.

The company is required to repay the PEMD 4% of any incremental export sales over the base sales from the effective date of the agreement to the 3rd anniversary of the expiry date.

The Company has received $3,804 of grant from PEMD during the period.

Under the terms of a grant received from The Medical Devise Technology Program ("MEDTAP"), the Company is required to make payments based on 5% of annual sales related to its F.A.S.T 1 emergency medical system until the total of $350,000 has been repaid.  The total amount payable by the Company is not to exceed $350,000 and no payments will be required for sales made later than October 2010.  A total of $104,819 for grant repayments has included in others accrued liabilities as of December 31, 2003.

14.

Income Taxes

a)  Details of the components of income taxes are as follows:

	2003	2002
Loss before income taxes Expected income tax recovery at statutory rate of 35.62% (2002 - 39.62%) Adjustment in income taxes resulting from: Unrecognized losses and other unclaimed deductions	$(347,503) (123,781) 123,781 $ -	$ 14,464 (5,731) 5,731 $ -

b)  Future income taxes:

Future income taxes result primarily from differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes.  The temporary differences that give rise to future tax assets and liabilities at December 31, 2003 and 2002 are as follows:

2003	2002

Future tax assets (liabilities)
 Non-capital losses carried forward
 Property, plant and equipment
 Deferred research and development costs
 Other

  Net future asset valuation allowance

  Future tax asset valuation allowance

$ 2,184,000 108,000 80,600 (7,000) 2,365,600 (2,365,600) $ -	$ 2,344,000 98,000 (284,500) (5,000) 2,152,500 (2,152,500) $ -

PYNG TECHNOLOGIES CORP.
Notes to the Consolidated Financial Statements
December 31, 2003 and 2002 - Page 8

14.

Income Taxes - cont’d

The Company and its subsidiaries have temporary differences between the tax and accounting, bases of assets as well as losses carried forward from prior years (which can be used to reduce future years’ taxable income and expire between 2004 and 2010), which total approximately $6,132,000.  Since it cannot be reasonably determined at this time if it is more likely than not that the Company will realize the benefits of the future income tax assets, no potential benefit have been recorded in the financial statements.

15.

Commitments

Pyng Medical Corp. has a five year lease commitment on its Richmond production premises.  The company is required to pay rent of $3,975 per month for the first two years and $4,095 per month for the last three years.  The lease expires on December 31, 2006.

16.

Contingencies

a)  In February, 1993, Pyng Medical Corp. and Pyng Technologies Corp., together with Biopac

Industries Inc. and Unicorn Medical Systems Inc. (the "Plaintiffs") commenced an action against Biologix Inc. and various other parties ( the "Defendants") for breach of contract.  The Defendants filed a Statement of Defence and Counterclaim in March, 1993.  Since that time no further action has been taken by either the Plaintiffs or the Defendants.  The Plaintiffs have proposed to the Defendants that the parties execute a mutual Consent Dismissal Order, dismissing their respective claims.  The Defendants have tentatively agreed to this proposal and a draft Consent Dismissal Order has been sent by the Plaintiffs to the Defendants for execution.

b)  In December 2001, Pyng Technologies Corp. and Pyng Medical Corp. were served with a statement of claim by a former director of Pyng Medical and consultant of Pyng Technologies Corp.  He was claiming 1,000,000 escrow shares for work done on a contract or, alternatively on a quantum merit basis, general damages, punitive damages, interest and costs.  The board of directors of the company considers the suit to be without merit as his relationship with the company ended in November 1994.

17.

Material Differences Between Canadian and United States Generally Accepted Accounting Principles

Accounting under United States and Canadian generally accepted accounting principles is substantially the same with respect to the accounting principles used by the Company in the preparation of these consolidated financial statements, except with respect to the following items:

a)  Under generally accepted accounting principles in Canada (Canadian GAAP), research and develop-ment costs incurred by companies in the development stage may be deferred for fiscal periods beginning prior to April 1, 2000.  Under United States accounting principles (U.S. GAAP), research and development costs must be expensed as incurred.  Research and development costs incurred by a subsidiary company, Pyng Medical Corp., have been deferred and recorded on the Company's consolidated balance sheet.

PYNG TECHNOLOGIES CORP.
Notes to the Consolidated Financial Statements
December 31, 2003 and 2002 - Page 9

17.   Material Differences Between Canadian and United States Generally Accepted Accounting Principles - cont’d

b)  Under U.S. GAAP, shares issued to employees for an amount less than fair market value are considered to be compensation.  Therefore, release of the property escrow shares and the principal escrow shares may result in recognition of compensation expense.  This expense would be the difference between the fair market value of the shares when released and the issue price of $1 for the 3,000,000 property escrow shares and $0.01 per share for the 750,000 principal escrow shares.

c)  U.S. GAAP requires disclosure of comprehensive income (loss) which includes all changes in equity during a period except shareholder transactions.  The Company had no other comprehensive income (loss)

d)  items for the period ended December 31, 2003 and 2002.

Under U.S. GAAP The Following Changes Would Have Been Made:

i)  Consolidated Statements of Loss and Deficit

	2003	2002
Net loss for the period Canadian GAAP Amortization of deferred assets U.S. GAAP	$(347,503) 133,489 $(241,014)	$(14,464) 9,697 $(24,161)

Loss per share under U.S. GAAP	$(0.028)	$(0.003)

              ii) Consolidated Balance Sheets

	2003	2002
ASSETS Deferred research and development costs Canadian GAAP Adjustment to expense costs U.S. GAAP SHAREHOLDERS' EQUITY Deficit Canadian GAAP Adjustment U.S. GAAP	$ 2,382,172 (2,382,172) $ - $(5,287,461) (2,382,172) $(7,669,633)	$ 3,788,321 (3,788,321) $ - $(3,592,311) (3,329,846) $(6,922,157)

PYNG TECHNOLOGIES CORP.
Notes to the Consolidated Financial Statements
December 31, 2003 and 2002 - Page 10

17.   Material Differences Between Canadian and United States Generally Accepted Accounting
Principles - cont’d

e)  Stock Option Plans

In accordance with Canadian GAAP and under APB Opinion 25 and the disclosure-only provisions of FASB 123, because the exercise price of the Company’s stock options equals the market price of the stock on the date of the grant, no compensation expense was recorded Prior to October 1, 2003 and during the period a total of $ 206,815 compensation expense was recorded based on the option granted.

However, for US GAAP purposes, under FASB 123 "Accounting for Stock-Based Compensation" the Company is required to provide pro-forma information as if compensation cost for the Company's stock option plan had been determined using the fair value based method prescribed in FASB 123.  Accordingly, for US GAAP purposes, the Company's net loss and loss per share would have been adjusted to the following pro-forma amounts under the fair value provisions of FASB 123: Effective October 1, 2003 the Company adopted for the use of the fair value-based method and therefore all awards to employees and non-employees will be recorded at fair value on the date of the grant.

	2003	2002
Net Loss As reported in - 17 d) i) Pro-forma	$(241,014) $(241,014)	$(24,161) $(200,460)

Basic Net Loss per Share As reported in - 17 d) i) Pro-forma	$(0.028) $(0.028)	$(0.003) $(0.024)

The fair value of stock options granted was estimated on the dated of the grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used for options granted in 2001:

Dividend yield                                           0%
Expected volatility                                 125%
Risk - fee interest rate                            3.16%
Expected lives                                        2 years

The weighted average fair value of options granted during the period was $0.24 (2002-Nil) per Option.

        f)     Income Taxes

The method of accounting for income taxes adopted by the company is substantially similar to U.S. GAAP ("FAS 109").  Accordingly, there are no material net differences between Canadian and U.S. GAAP in relation to accounting for income taxes except for use of different terminology as U.S. terminology refers to "deferred tax" assets or liabilities.

Under SFAS 109, the Company would record the benefit of tax losses subject to a valuation allowance, when it is more likely than not that such losses will ultimately be utilized.  As at December 31, 2003 and 2002, the Company's deferred tax assets for U.S. GAAP purposes are eliminated by a valuation allowance, resulting in no net tax benefit being recorded, as described in Note 14 for Canadian purposes.

PYNG TECHNOLOGIES CORP.
Notes to the Consolidated Financial Statements
December 31, 2003 and 2002 - Page 11

17.   Material Differences Between Canadian and United States Generally Accepted Accounting Principles - cont’d

        g)     Recent Accounting Pronouncements

In December 2002, the FASB issued FASB Statement No. 148, Accounting for Stock-Based Compensation- Transition and Disclosure, which amends FASB Statement No. 123, Accounting for Stock-Based Compensation.  In response to a growing number of companies announcing plans to record expenses for the fair value of stock options.  Statement No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  In addition, Statement No. 148 amends the disclosure requirements of Statement No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation.  The transition guidance and annual disclosure provisions of Statement No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances.  The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.  Adopting this new standard is not expected to have a significant impact on the Company’s financial statements.

In April 2003 the FASB issued Statement 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities.  This statement amends and clarifies accounting for derivative instruments, including certain embedded derivatives, and for hedging activities under Statement 133.  Statement 149 is effective for contracts entered into or modified after June 30, 2003.  Adopting this new standard is not expected to have a significant impact on the company’s financial statements.

In May 2003, the FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.  The Statements requires that certain financial instruments previously classified as equity in statements of financial position be classified as liabilities.  The provisions in Statement 150 are effective for financial instruments entered into or modified after May 31, 2003, and otherwise at the beginning of the first interim period beginning after June 15, 2003 for public companies.  Adopting this new standard is not expected to have a significant impact on the company’s financial statements.

18.

Comparative Figures

Certain accounts in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year.

19.

Subsequent Events

The Company terminated the contract with Market Smart Communication subsequent to the period contract called for $4,000 fees per month.  In addition stock options of 100,000 common shares were cancelled.  In accordance with the terms of the contract, the Company have provided 30 days notice effective January 5, 2004.

PYNG TECHNOLOGIES CORP.
December 31, 2003
Schedule B: Supplementary Information

1. a) During the period ended December 31, 2003, wages of approximately $5,085 was paid to a former company director for his services as operation manager. b) Cost of sales is comprised of:

F.A.S.T. 1 Emergency Medical Systems
Opening inventory Purchases Ending inventory	$ 166,332 85,498 (127,550) $ 127,280

2. Related party transaction: Nil.
3. Securities issued during the quarter ended December 31, 2003: See Note 9 Stock options granted during the quarter: See Note 11

4. a) Authorized capital - 100,000,000 common shares, without par value.

b)  Issued capital                     12,794,083  common shares

c)  Stock options and warrants outstanding as at December 31, 2003: Note 11 of the Financial Statements.

d)  Included in the issued capital are 3,750,000 shares currently held in escrow and issued for proceeds of $7,501.

5.     Directors:

Michael Jacobs - President, CEO, CFO Kevin O’Neill - Chairman Charles Pollack Jr. Richard A. Clinchy, III David Currier David Johnson

        Officer  Edward Bence - Secretary

Schedule C

PYNG TECHNOLOGIES CORP.
#7-13511 Crestwood Place
Richmond, B.C. V6V2E9

2004 First Quarter Report For the Three Months Ending December 31, 2003

March 3, 2004

Dear Shareholder,

This report covers the first three months of fiscal 2004 as well as events that occurred subsequent to December 31, 2003 which may have an effect on our business in the coming months. In the first quarter of fiscal 2004, sales increased to $286,650 after adjustment for exchange rates. This is a 20% increase in sales over fiscal 2003 Q1.

We have entered into a contract with the US Army for the sale of medical kits over a five year period. This is an ID/IQ contract (indefinite delivery/quantity). The Army supply source, US ARMY Medical Research and Acquisitions, will determine how many of the kits will be required during the life of the contract. Three different kits, for Combat Medics, Ground Ambulance, and Field Hospital personnel, are to be supplied.  The F.A.S.T.1 System is included in these kits and to date we have received confirmed orders for approximately 3,000 units, some of which have been shipped in the current quarter. New accounting practices adopted this year require that Pyng Medical Corp amortize and expense research and development costs associated with the F.A.S.T.1 System over the next five years. The current financial statements reflect these and other changes required under the new rules. This has the effect of dramatically increasing expenses not associated with operations. These items include amortization of capital assets, amortization of deferred research and development costs, expensing compensation related to stock options granted, and write offs associated during the year with research and development.

Financial Highlights:

Pyng Medical Corp. generated sales of $286,650 during 2004 Q1, which represents a 20% percent increase in sales over 2003 Q1. Gross margin increased to $162,370 with interest gain of $3,869, and a gain on settlement of accounts payable of $8,851 bringing the total to $175,090 for this period.

Expenses incurred during this period were $147,407 prior to allowance for costs associated with Pyng Technologies Corp (the parent company), amortization of deferred research and development, expense of stock options (both of which are accounting requirements) and amortization of capital assets.

The loss for the period including amortization expenses, expensed research and development costs and stock options was $339,102.  This compares to a gain of $14,844 in 2003 Q1.

Expenses include that of both Pyng Medical Corp and Pyng Technologies Corp.  The latter expenses are primarily legal and accounting fees, shareholder information and listing fees, and transfer agent and investor relations fees related to public company activities. This totaled $36,086 in the quarter. Pyng Technologies Corp.’s portion of the accounts payable and accrued liabilities is approximately $105,000, primarily made up of legal and accounting fees accumulated over fiscal 2003.

Current assets including accounts receivable, inventory, and pre-paids stood at $380,520 and total assets including deferred research and development, capital assets and patents were $3,050,549.

Liabilities were as follows:  Bank line of credit $235,867 and accounts payable (including both Pyng Medical Corp and Pyng Technologies Corp.) of  $238,102 for total current liabilities of 473,939. Long term liabilities total $250,016, which is comprised of a capital equipment loan plus other accrued liabilities associated with a MedTap grant which became repayable upon production at 5% of sales.

Other Business:

The company's Annual General Meeting is to take place on March 19th, 2004, at which time a new board will be elected.  All shareholders of record have been sent the proxy materials along with the audited fiscal 2003 financial statements.

Pyng Medical Corp has received notification that additional patents have been allowed on its F.A.S.T.1 System. This provides greater patent protection for our products.

Positive response has been received in the European market, specifically, Turkey, Spain and England.  European and North American military and domestic markets have the potential to expand the sales potential for the FAST1 System in the near term. Contracts have been entered into with Clinotech for distribution in Turkey and we are currently negotiating contracts in several other countries in Europe as well as China, New Zealand, and Australia.

Sincerely,
“Michael W. Jacobs”
Michael W. Jacobs,
Chairman, Pyng Technologies Corp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PYNG TECHNOLOGIES CORP.

Date:  March 12, 2004

_____________________________
Michael Jacobs
President